EXHIBIT 12.1
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014		2015	2014
Earnings:
Income/(loss) from continuing operations	$10,842	$4,359		$87,259	$(836)
Add (from continuing operations):
Interest on indebtedness (a)	29,673	31,691		58,473	64,575
Portion of rents representative of the interest factor	485	569		940	1,134
Amortization of capitalized interest	934	928		1,865	1,856
Total earnings	$41,934	$37,547		$148,537	$66,729
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$29,673	$31,691		$58,473	$64,575
Interest capitalized	3,775	4,915		8,615	10,223
Portion of rents representative of the interest factor	485	569		940	1,134
Fixed charges	$33,933	$37,175		$68,028	$75,932

Add:
Preferred stock dividends	931	931		1,862	1,862
Combined fixed charges and preferred stock dividends	$34,864	$38,106		$69,890	$77,794

Ratio of earnings to fixed charges	1.24	1.01		2.18	—	(b)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.20	—	(c)	2.13	—	(c)

(a)
Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(b)	The ratio was less than 1:1 for the six months ended June 30, 2014 as earnings were inadequate to cover fixed charges by deficiencies of approximately $9.2 million.

(c)
The ratio was less than 1:1 for the three and six months ended June 30, 2014 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $559,000 and $11.1 million, respectively.